UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No.            )*

Oceanaut, Inc.

(Name of Issuer)

Common Stock, $.0001 par value

(Title of Class of Securities)

675227102

(CUSIP Number)

Fati Sadeghi-Nejad, Esq.

General Counsel

QVT Financial LP

1177 Avenue of the Americas, 9th Floor, New York, NY 10036

(212) 705-8888

copies to: Knute J. Salhus, Esq.

Wilmer Cutler Pickering Hale and Dorr LLP

399 Park Avenue, New York, NY 10022

(212) 230-8800

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

January 23, 2008

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-l(e), 240.13d-l(f) or 240.13d-1(g), check the following box.  ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 675227102

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only). QVT Financial LP 11-3694008
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒
3.	SEC Use Only
4.	Source of Funds (See Instructions) OO
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)
6.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially by Owned by Each Reporting Person With	7. Sole Voting Power 0
8. Shared Voting Power 3,470,585 shares of common stock
9. Sole Dispositive Power 0
10. Shared Dispositive Power 3,470,585 shares of common stock

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 3,470,585 shares of common stock
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)
13.	Percent of Class Represented by Amount in Row (11) 14.13%
14.	Type of Reporting Person (See Instructions) PN

Page 2 of 12 pages

CUSIP No. 675227102

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only). QVT Financial GP LLC 11-3694007
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒
3.	SEC Use Only
4.	Source of Funds (See Instructions) OO
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)
6.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially by Owned by Each Reporting Person With	7. Sole Voting Power 0
8. Shared Voting Power 3,470,585 shares of common stock
9. Sole Dispositive Power 0
10. Shared Dispositive Power 3,470,585 shares of common stock

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 3,470,585 shares of common stock
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)
13.	Percent of Class Represented by Amount in Row (11) 14.13%
14.	Type of Reporting Person (See Instructions) OO

Page 3 of 12 pages

CUSIP No. 675227102

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only). QVT Overseas Ltd. 98-0507341
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒
3.	SEC Use Only
4.	Source of Funds (See Instructions) OO
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)
6.	Citizenship or Place of Organization Cayman Islands

Number of Shares Beneficially by Owned by Each Reporting Person With	7. Sole Voting Power 0
8. Shared Voting Power 1,486,744 shares of common stock
9. Sole Dispositive Power 0
10. Shared Dispositive Power 1,486,744 shares of common stock

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 1,486,744 shares of common stock
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)
13.	Percent of Class Represented by Amount in Row (11) 6.05%
14.	Type of Reporting Person (See Instructions) CO

Page 4 of 12 pages

CUSIP No. 675227102

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only). QVT Associates GP LLC 01-0798253
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒
3.	SEC Use Only
4.	Source of Funds (See Instructions) OO
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)
6.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially by Owned by Each Reporting Person With	7. Sole Voting Power 0
8. Shared Voting Power 1,665,759 shares of common stock
9. Sole Dispositive Power 0
10. Shared Dispositive Power 1,665,759 shares of common stock

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 1,665,759 shares of common stock
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)
13.	Percent of Class Represented by Amount in Row (11) 6.78%
14.	Type of Reporting Person (See Instructions) OO

Page 5 of 12 pages

CUSIP No. 675227102

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only). QVT Fund LP 98-0415217
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒
3.	SEC Use Only
4.	Source of Funds (See Instructions) OO
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)
6.	Citizenship or Place of Organization Cayman Islands

Number of Shares Beneficially by Owned by Each Reporting Person With	7. Sole Voting Power 0
8. Shared Voting Power 0
9. Sole Dispositive Power 0
10. Shared Dispositive Power 0

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 0
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)
13.	Percent of Class Represented by Amount in Row (11) 0%
14.	Type of Reporting Person (See Instructions) PN

Page 6 of 12 pages

Item 1.	Security and Issuer

This Schedule 13D relates to common stock, $.0001 par value per share (the “Common Stock”) of Oceanaut, Inc. (the “Issuer”). The Issuer’s principal executive offices are located at 17th Km National Road Athens-Lamia & Finikos Street. 145 64 Nea Kifisia, Athens, Greece.

Item 2.	Identity and Background

(a)-(c) This Schedule 13D is filed by QVT Financial LP, a Delaware limited partnership (“QVT Financial”), QVT Financial GP LLC, a Delaware limited liability company, QVT Overseas Ltd., a Cayman Islands company, QVT Associates GP LLC, a Delaware limited liability company, and QVT Fund LP, a Cayman Islands limited partnership. The principal executive offices of QVT Financial, QVT Financial GP LLC and QVT Associates GP LLC are located at 1177 Avenue of the Americas, 9th Floor, New York, New York 10036. The registered address of each of QVT Overseas Ltd. and QVT Fund LP is c/o Walkers SPV, Walkers House, Mary Street, George Town, Grand Cayman KY1-9002, Cayman Islands. The principal business of QVT Overseas Ltd. and QVT Fund LP is investment in securities. QVT Associates GP LLC is the general partner of QVT Fund LP and several other funds, including Quintessence Fund L.P., QVT Associates LP, QVT Global II L.P., Quintessence Overseas L.P., Quintessence Associates LP and Quintessence Global II L.P. (collectively, the “Funds”). QVT Financial GP LLC is the general partner of QVT Financial. QVT Financial’s principal business is investment management and it acts as the investment manager for QVT Fund LP, the Funds and QVT Overseas Ltd. QVT Financial is also the investment manager for other entities, including a separate discretionary account managed for Deutsche Bank AG (the “Separate Account”). QVT Financial has the power to direct the vote and disposition of the Common Stock held by QVT Fund LP, each of the Funds, QVT Overseas Ltd. and the Separate Account.

Daniel Gold, Lars Bader, Nicholas Brumm and Tracy Fu are the managing members of QVT Financial GP LLC and QVT Associates GP LLC. Daniel Gold, W. William Woods, and Ian Pilgrim are the directors of QVT Overseas Ltd. Messrs. Gold, Bader, Brumm, Fu, Woods and Pilgrim are referred to collectively herein as the “Covered Persons”. The business addresses and principal occupations of each of the Covered Persons are set forth in Appendix A attached hereto, which is incorporated herein by reference. The business address of each Covered Person is also the address of the principal employer of such Covered Person. Mr. Pilgrim is a citizen of Great Britain and South Africa. Mr. Woods is a citizen of Great Britain. Each of the remaining Covered Persons is a citizen of the United States.

(d) and (e). During the last five years, none of QVT Financial, QVT Financial GP LLC, QVT Overseas Ltd., QVT Associates GP LLC, QVT Fund LP or any of the Covered Persons has (i) been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to federal or state securities laws or finding any violations with respect to such laws.

Item 3.	Source and Amount of Funds or Other Consideration

The shares of Common Stock covered by this Schedule 13D were purchased by QVT Fund LP, QVT Overseas Ltd., the Funds and the Separate Account between April 2, 2007 and January 25, 2008 for approximately $28.8 million. The source of funds for the purchases was cash available for investment held by QVT Fund LP, QVT Overseas Ltd., the Funds and the Separate Account.

Item 4.	Purpose of Transaction

All of the shares of Common Stock reported herein were acquired for investment purposes. The reporting persons review on a continuing basis the investment in the Issuer. Based on such review and depending on the price and availability of the Issuer’s securities, the reporting persons may acquire, or cause to be acquired, additional securities of the Issuer, in the open market or otherwise, dispose of, or cause to be disposed, such securities, in the open market or otherwise, at any time, or formulate other purposes, plans or proposals regarding the Issuer or any of its securities, to the extent deemed advisable in light of general investment and trading policies of QVT Financial, QVT Fund LP, QVT Overseas Ltd., the Funds or the Separate Account, the Issuer’s business, financial condition and operating results, general market and industry conditions or other factors.

As part of the ongoing evaluation of this investment and investment alternatives, the reporting persons may consider transactions of the type described in subparagraphs (a) through (j) of Item 4 of the Instructions to Schedule 13D and, subject to applicable law, may formulate a plan with respect to such matters. In addition, from time to time, the reporting persons may hold discussions with or make formal proposals to management or the board of directors of the Issuer, other stockholders of the Issuer or other third parties regarding such matters.

Page 7 of 12 pages

Item 5.	Interest in Securities of the Issuer

(a) and (b). The information contained on the cover pages to this Schedule 13D is incorporated herein by reference. QVT Financial is the investment manager for QVT Overseas Ltd., the Funds, the Separate Account and QVT Fund LP. QVT Overseas Ltd. beneficially owns 1,486,744 shares of Common Stock, the Funds together beneficially own an aggregate amount of 1,665,759 shares of Common Stock and the Separate Account holds 318,082 shares of Common Stock. QVT Fund LP acquired beneficial ownership of more than 5% of the class of equity securities as of January 23, 2008, but as of the date of this filing, QVT Fund LP does not beneficially own any shares of Common Stock. QVT Financial has the power to direct the vote and disposition of the Common Stock held by QVT Overseas Ltd., each of the Funds, the Separate Account and QVT Fund LP. Accordingly, QVT Financial may be deemed to be the beneficial owner of an aggregate amount of 3,470,585 shares of Common Stock as of the date hereof, consisting of the shares owned by QVT Overseas Ltd. and each of the Funds and the shares held in the Separate Account.

QVT Financial GP LLC, as General Partner of QVT Financial, may be deemed to beneficially own the same number of shares of Common Stock reported by QVT Financial. QVT Associates GP LLC, as General Partner of each of the Funds, may be deemed to be the beneficial owner of an aggregate amount of 1,665,759 shares of Common Stock, consisting of the shares owned by the Funds.

Messrs. Gold, Bader, Brumm and Fu, as managing members of QVT Financial GP LLC and QVT Associates GP LLC, may be deemed to beneficially own the same number of shares of Common Stock reported by QVT Financial, QVT Financial GP LLC and QVT Associates GP LLC. Messrs. Gold, Woods and Pilgrim, as directors of QVT Overseas Ltd., may be deemed to beneficially own the same number of shares of Common Stock reported by QVT Overseas Ltd.

Each of QVT Financial, QVT Financial GP LLC and the Covered Persons disclaim beneficial ownership of the shares of Common Stock reported by QVT Financial and QVT Financial GP LLC, consisting of the shares of Common Stock owned by QVT Overseas Ltd. and each of the Funds and the shares of Common Stock held in the Separate Account. QVT Associates GP LLC disclaims beneficial ownership of the shares of Common Stock owned by each of the Funds, except to the extent of its pecuniary interest therein.

In addition, QVT Overseas Ltd., QVT Associates LP, QVT Global II L.P., Quintessence Overseas L.P., Quintessence Associates LP, Quintessence Global II L.P. own, and the Separate Account holds, an aggregate amount of 2,719,803 common stock purchase warrants (“Warrants”). Each Warrant entitles the holder to purchase one share of Common Stock at a price of $6.00 and become exercisable on the later of the Issuer’s completion of a business combination or March 1, 2008. As of the date of this filing, there has been no report of the completion of a business combination; however, the Issuer has filed a preliminary proxy statement with the Securities and Exchange Commission in connection with obtaining shareholder approval for a proposed vessel acquisition, which, if consummated, is intended to meet the conditions to the completion of a business combination described in the prospectus for the Issuer’s initial public offering.

The percentage disclosed in Item 13 of the Cover Page for each reporting person is calculated based upon 24,562,500 shares of Common Stock outstanding, which is the total number of shares outstanding as reported in the Issuer’s Quarterly Report on Form 10-Q for the quarterly period ended September 30, 2007.

(c) The reported share amounts for QVT Financial, QVT Financial GP LLC, QVT Overseas Ltd., QVT Fund LP and QVT Associates GP LLC reflect amounts as of January 25, 2008. QVT Fund LP, the Funds, QVT Overseas Ltd. and Separate Account effected the following transactions in the Common Stock during the past 60 days:

•

On December 5, 2007, QVT Fund LP purchased 4,462 shares of Common Stock, Quintessence Fund L.P. purchased 484 shares of Common Stock, and the Separate Account purchased 459 shares of Common Stock in the open market at a price of $7.749 per share.

•

On December 10, 2007, QVT Fund LP sold 79 shares of Common Stock, Quintessence Fund L.P. sold 9 shares of Common Stock, and the Separate Account sold 12 shares of Common Stock in the open market at a price of $7.96 per share.

•

On December 11, 2007, QVT Fund LP purchased 2,891 shares of Common Stock, Quintessence Fund L.P. purchased 315 shares of Common Stock, and the Separate Account purchased 294 shares of Common Stock in the open market at a price of $7.90 per share.

•	On January 16, 2008, the Separate Account sold 23 shares of Common Stock to QVT Fund LP and 3 shares of Common Stock to Quintessence Fund L.P. in a private transaction at a price of $7.81 per share.

•

On January 23, 2008, QVT Fund LP purchased 989,267 shares of Common Stock, Quintessence Fund L.P. purchased 112,485 shares of Common Stock, and the Separate Account purchased 98,248 shares of Common Stock in the open market at a price of $7.955 per share.

Page 8 of 12 pages

•

On January 24, 2008, QVT Fund LP purchased 247,317 shares of Common Stock, Quintessence Fund L.P. purchased 28,121 shares of Common Stock, and the Separate Account purchased 24,562 shares of Common Stock in the open market at a price of $8.05 per share.

•

On January 25, 2008, QVT Fund LP transferred an aggregate amount of 1,913,090 shares of Common Stock and Quintessence Fund L.P. transferred an aggregate amount of 215,718 shares of Common Stock to QVT Overseas Ltd. and the Funds at a price of $8.00 per share as follows: QVT Overseas Ltd.: 1,001,005 shares of Common Stock; QVT Associates LP: 422,556 shares of Common Stock; QVT Global II L.P.: 489,529 shares of Common Stock; Quintessence Overseas L.P.: 139,083 shares of Common Stock; Quintessence Associates LP: 24,226 shares of Common Stock; and Quintessence Global II L.P.: 52,409 shares of Common Stock.

•

On January 25, 2008, QVT Overseas Ltd. purchased 475,113 shares of Common Stock, QVT Associates LP purchased 200,561 shares of Common Stock, QVT Global II L.P. purchased 232,342 shares of Common Stock, Quintessence Overseas L.P. purchased 60,144 shares of Common Stock, Quintessence Associates LP purchased 10,476 shares of Common Stock, Quintessence Global II L.P. purchased 22,666 shares of Common Stock, and the Separate Account purchased 98,698 shares of Common Stock in the open market at a price of $8.044 per share.

•

On January 25, 2008, QVT Overseas Ltd. purchased 10,626 shares of Common Stock, QVT Associates LP purchased 4,488 shares of Common Stock, QVT Global II L.P. purchased 5,192 shares of Common Stock, Quintessence Overseas L.P. purchased 1,345 shares of Common Stock, Quintessence Associates LP purchased 234 shares of Common Stock, Quintessence Global II L.P. purchased 508 shares of Common Stock, and the Separate Account purchased 2,207 shares of Common Stock in the open market at a price of $8.048 per share.

Except for the information set forth herein, none of the reporting persons has effected any transaction relating to the Common Stock during the past 60 days.

(d)	Not applicable.

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

Except as set forth below, the reporting persons do not have any contracts, arrangements, understandings or relationships with respect to any securities of the Issuer.

From time to time, the reporting persons may enter into and dispose of certain derivative transactions with one or more counterparties or, to the extent permitted by applicable laws, the reporting persons may borrow securities, including the Common Stock, for the purpose of effecting, and may effect, short sale transactions, and may purchase securities for the purpose of closing out short positions in such securities.

Item 7.	Material to Be Filed as Exhibits

Exhibit 1 - Agreement regarding Joint Filing of Schedule 13D

Page 9 of 12 pages

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: February 1, 2008

QVT FINANCIAL LP		QVT FUND LP

By QVT Financial GP LLC,		By QVT Associates GP LLC,
its General Partner		its General Partner

By:	/s/ Daniel Gold	By:	/s/ Daniel Gold
Name:	Daniel Gold	Name:	Daniel Gold
Title:	Managing Member	Title:	Managing Member

By:	/s/ Lars Bader	By:	/s/ Lars Bader
Name:	Lars Bader	Name:	Lars Bader
Title:	Managing Member	Title:	Managing Member

QVT FINANCIAL GP LLC		QVT ASSOCIATES GP LLC

By:	/s/ Daniel Gold	By:	/s/ Daniel Gold
Name:	Daniel Gold	Name:	Daniel Gold
Title:	Managing Member	Title:	Managing Member

By:	/s/ Lars Bader	By:	/s/ Lars Bader
Name:	Lars Bader	Name:	Lars Bader
Title:	Managing Member	Title:	Managing Member

QVT OVERSEAS LTD.

By:	/s/ Daniel Gold
Name:	Daniel Gold
Title:	Director

Page 10 of 12 pages

Exhibit 1

Agreement of Joint Filing

Pursuant to 13d-1(k)(1) promulgated under the Securities Exchange Act of 1934, the undersigned persons hereby agree to file with the Securities and Exchange Commission the Statement on Schedule 13D/A (the “Statement”) to which this Agreement is attached as an exhibit, and agree that such Statement, as so filed, is filed on behalf of each of them.

IN WITNESS WHEREOF, the undersigned have executed this Agreement.

Dated: February 1, 2008

QVT FINANCIAL LP		QVT FUND LP

By QVT Financial GP LLC,		By QVT Associates GP LLC,
its General Partner		its General Partner

By:	/s/ Daniel Gold	By:	/s/ Daniel Gold
Name:	Daniel Gold	Name:	Daniel Gold
Title:	Managing Member	Title:	Managing Member

By:	/s/ Lars Bader	By:	/s/ Lars Bader
Name:	Lars Bader	Name:	Lars Bader
Title:	Managing Member	Title:	Managing Member

QVT FINANCIAL GP LLC		QVT ASSOCIATES GP LLC

By:	/s/ Daniel Gold	By:	/s/ Daniel Gold
Name:	Daniel Gold	Name:	Daniel Gold
Title:	Managing Member	Title:	Managing Member

By:	/s/ Lars Bader	By:	/s/ Lars Bader
Name:	Lars Bader	Name:	Lars Bader
Title:	Managing Member	Title:	Managing Member

QVT OVERSEAS LTD.

By:	/s/ Daniel Gold
Name:	Daniel Gold
Title:	Director

Page 11 of 12 pages

Appendix A

Covered Persons

Name of Covered Person	Principal Business Address	Principal Occupation
Daniel Gold	QVT Financial LP 1177 Avenue of the Americas, 9th Floor New York, New York 10036	Investment Management

Lars Bader	QVT Financial LP 1177 Avenue of the Americas, 9th Floor New York, New York 10036	Investment Management

Nicholas Brumm	QVT Financial LP 1177 Avenue of the Americas, 9th Floor New York, New York 10036	Investment Management

Tracy Fu	QVT Financial LP 1177 Avenue of the Americas, 9th Floor New York, New York 10036	Investment Management

Ian Pilgrim	Mayflower Management Services Limited Bamboo Gate, 11 Harbour Road Paget PG01, Bermuda	Barrister & Attorney

W. William Woods	WWWoods & Co. Limited 175 Bloor St East, Toronto, Ontario, M4W 3R8 Canada	Independent Director & Investment Fund Governance Consultant

Page 12 of 12 pages